  EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2025

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

TABLE OF CONTENTS

GENERAL	2

COMPANY OVERVIEW AND STRATEGY	2

2025 HIGHLIGHTS	3

SELECT FINANCIAL INFORMATION	4

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES	4

MINERAL PROPERTY PORTFOLIO REVIEW	6

SELECT QUARTERLY FINANCIAL INFORMATION	19

RESULTS OF CONTINUING OPERATIONS	19

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES	20

FINANCIAL INSTRUMENTS	21

RELATED PARTY TRANSACTIONS	22

OFF-BALANCE SHEET ARRANGEMENTS	22

FINANCIAL LIABILITIES AND COMMITMENTS	22

NON-IFRS MEASURES	22

MATERIAL ACCOUNTING POLICIES	23

CRITICAL ACCOUNTING ESTIMATES	23

CRITICAL ACCOUNTING JUDGMENTS	23

NEW ACCOUNTING STANDARDS ISSUED	24

RISKS AND UNCERTAINTIES	24

QUALIFIED PERSONS	26

SECURITIES OUTSTANDING	26

DISCLOSURE CONTROLS AND PROCEDURES	26

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	26

LIMITATIONS OF CONTROLS AND PROCEDURES	27

FORWARD-LOOKING INFORMATION	27

CAUTIONARY NOTE TO U.S. INVESTORS	28

Page 1

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three months March 31, 2025 and 2024 (the “financial statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) including International Accounting Standard 34 Interim Financial Reporting.

For purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

The FS and MD&A along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2024, are available under the Company’s SEDAR+ profile at www.sedarplus.ca, on EDGAR at www.sec.gov. All published information is publicly available through First Mining’s website at www.firstmininggold.com. Note that nothing mentioned is incorporated by reference unless specified otherwise.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled "Non-IFRS Measures" for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of May 13, 2025, and all information contained in this MD&A is current as of May 13, 2025.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario, including the surrounding Birch-Uchi mineral tenure, and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.

Springpole is one of the largest undeveloped gold projects in Ontario1. The Company has commenced a Feasibility Study (“FS”). The Company announced on November 5, 2024, that it has successfully submitted the final Environmental Impact Statement/Environmental Assessment (“EIS/EA”), while concurrently continuing with permitting activities. First Mining continues to engage and consult various Indigenous communities, municipalities, regulators and stakeholders by holding community open house meetings as well as technical reviews and meetings.

In September 2022, First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec. The Company filed a Preliminary Economic Assessment (“PEA”) on the Duparquet Project in October 2023. First Mining also wholly owns the Cameron Gold Project in Ontario. The portfolio of First Mining’s gold project interests includes a 30% interest in the Pickle Crow Gold Project in Ontario (being advanced in a joint venture with Firefly Metals Ltd.) and a 20% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp.).

___________________________

1 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

Page 2

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

2025 HIGHLIGHTS

The following highlights the Company’s most recent developments up to the date of this MD&A.

Project Highlights

Springpole

•

On February 12, 2025, the Company announced results from the Phase 1 East Extension diamond drilling program. The East Extension Phase 1 exploration drilling program comprised 5 holes for a total of 2,293 m and was successful in returning significant widths of continuous mineralization in an underexplored area of the Project located within the current PFS open-pit development footprint. Highlights from the drill program include two broad mineralization intervals of 0.75 g/t Au and 3.30 g/t Ag over 134.2 m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4 m in drill hole SP24-011, and demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as “waste” into “ore” in the proposed run of mine pit design. This could potentially reduce the strip ratio and increase processed ore tonnes.

Birch-Uchi

•

The Challenger discovery target was further advanced in 2024, with multiple new gold occurrences discovered in the 2024 program. The Challenger target area is one of several high priority exploration targets for the Company, with follow-up work programs under review for 2025 follow up.

Duparquet

•	On March 5, 2025, the Company announced the largest exploration drill program undertaken since acquiring full ownership of the Project in 2022. The Company will aim to complete an approximate 18,000 m of exploration drilling this year, focusing on advancing priority targets that are aligned to resource growth potential and further unlocking a regional gold endowment supportive of future development optionality at the Project.

•	On January 20, 2025, the Company announced new drilling results from the 2024 Phase 3 diamond drilling program. The Company identified two new discovery gold zones during the expansion drilling at the Valentre target. Assay results for the newly discovered “Miroir Zone” located north of the Valentre target, returned 3.12 g/t Au over 19.35 m, including 5.47 g/t Au over 9.6 m. A second discovery, the “Aiguille Zone”, occurred south of the Valentre target, returning 8.99 g/t Au over 3.1 m.

Corporate Announcements

•	On March 28, 2025, the Company announced that it has received the final payment of US$5 million from First Majestic in connection with the silver stream that First Majestic has with the Company’s Springpole Project. The parties entered into an amending agreement to the Silver Purchase Agreement on March 13, 2025 (“Amending Agreement”) to amend the terms of the final payment due from First Majestic under the Silver Purchase Agreement (the “Tranche 3 Payment”), such that the Tranche 3 payment would be for US$5 million in cash. As consideration for amending the terms of the Tranche 3 payment, the Company has amended the terms of the common share purchase warrants (the “Warrants”) that were issued to First Majestic on July 2, 2020, under the terms of the Silver Purchase Agreement. The 32,050,228 Warrants that were issued to First Majestic had an exercise price of $0.374 per Warrant and were set to expire on July 2, 2025. The Company has revised the exercise price of the Warrants to $0.20 and extended the expiry date of the Warrants to March 31, 2028. Pursuant to the terms of the amended Warrants, the Company may accelerate the expiry date of the Warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to the date which is 30 days following the dissemination of a news release announcing the acceleration. All other terms of the Warrants remain unchanged.

•	Lisa Peterson, CPA, CA, the Company’s Chief Financial Officer and Corporate Secretary, took a maternity leave of absence effective April 5, 2025, with an expected return date in October 2025. Darren Prins, CPA, CA, was appointed interim Chief Financial Officer of the Company effective April 1, 2025. Richard Huang, the Company’s Vice President, Corporate Development, was appointed Corporate Secretary, in addition to his current role.

•	As of March 31, 2025, the Company’s cash and marketable securities balance was $11.7 million and the equity interest in PC Gold Inc. (Pickle Crow Project) was $21.5 million.

Page 3

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	Three months ended March 31,
	2025	2024
Mineral Property Cash Expenditures(1)	7,107	4,170
Net Loss	(19,087)	(18,300)
Total Cash Used In Operating Activities	(1,817)	(2,036)
Basic and Diluted Net Loss Per Share (in Dollars)(2)	(0.02)	(0.02)

Financial Position (in $000s):	March 31,	December 31,
	2025	2024
Cash and Cash Equivalents	10,102	11,351
Working Capital (3)	3,499	744
Marketable Securities	1,630	2,388
Mineral Properties (4)	259,219	256,059
Investment in PC Gold Inc. (Pickle Crow Project)	21,525	21,527
Total Assets	295,446	294,851
Total Non-current Liabilities	59,113	36,095

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.
(3)

This is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”and “Trends in Liquidity, Working Capital, and Capital Resources”.

(4)	Includes Hope Brook Impairment of $12.0M in Q1 2024.

Net loss – The current period net loss is primarily driven by the $17.2 million fair value loss attributed to the Company’s Silver Stream liability, whereas the prior year net loss is primarily comprised of an impairment of Hope Brook Project of $12.0 million in Q1 2024.

Cash and cash equivalents – The decrease in cash and cash equivalents held at March 31, 2025 compared to December 31, 2024 was primarily due to cash used in operating activities and at the Company’s mineral projects, particularly at Springpole and Duparquet. This was offset by the receipt of US$5 million from First Majestic.

Total assets – The increase in total assets held at March 31, 2025, was mainly due to the receipt of the final tranche of US$5 million from First Majestic on March 28, 2025 offset by cash used to paydown accounts payable.

MINERAL PROPERTY PORTFOLIO GOLD RESERVES AND RESOURCES

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Resources and Reserves for the Springpole Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021 (the “PFS”), which was prepared for First Mining by AGP Mining Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca):

Page 4

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Probable Reserves
Springpole Gold Project(1)	121,600,000	0.97	5.23	3,800,000	20,500,000

Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project (20%)(8)	3,238,000	2.32	-	241,200	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	69,022,700	1.55	-	3,432,100	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project (20%)(8)	443,000	3.24	-	46,200	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	50,822,000	1.62	-	2,640,500	-
Total Measured Resources	3,543,600	2.68	-	305,500	-
Total Indicated Resources	225,430,700	1.16	5.00	8,440,300	24,300,000
Total Measured and Indicated Resources	228,974,300	1.18	5.00	8,745,800	24,300,000
Total Inferred Resources	76,635,600	1.59	2.80	3,888,850	1,400,000

The Mineral Reserves and Resources set out in this table, with the exception of the Hope Brook Gold Project, are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2024, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca. The Hope Brook Mineral Resources are based on the technical report titled “Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada”, prepared by SGS Geological Services Ltd. For Big Ridge Gold Corp., dated April 6, 2023, which is available under Big Ridge’s SEDAR+ profile at www.sedarplus.ca.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

(1)

The Springpole Mineral Reserve Estimate has an effective date of December 30, 2020, and is based on the Mineral Resource Estimate that has an effective date of July 30, 2020. The Mineral Reserve Estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101. Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue. The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases. The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%. The exchange rate assumption applied was $1.30 equal to US$1.00.

(2)

Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.

(3)

The Duparquet Consolidated Mineral Resource Estimate represents a combination of the resources at the Duparquet, Pitt Gold and Duquesne deposits. For Duparquet, the mineral resource estimate is classified as Measured, Indicated and Inferred. For Pitt Gold and Duquesne, the mineral resource estimates are completely classified as Inferred. Duparquet deposit resources are reported at a cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (underground). Duquesne open pit resources are reported at a cut-off grade of 0.5 g/t Au, and Pitt Gold and Duquesne underground resources are reported at a cut-off grade of 1.75 g/t Au.

(4)

Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources for Springpole are shown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).

(5)

Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.

(6)

Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.

(7)

The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Firefly Metals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.

(8)

First Mining owns 20% of the Hope Brook Gold Project, and 80% is owned by Big Ridge Gold Corp. The Indicated and Inferred Mineral Resources for Hope Brook shown in the above table only reflects First Mining’s percentage ownership interest.

Page 5

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

MINERAL PROPERTY PORTFOLIO REVIEW

The following section discusses the Company’s priority and other significant projects for assets located in Canada.

As at March 31, 2025 and December 31, 2024, the Company capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

	Springpole	Birch-Uchi	Duparquet	Cameron	Hope Brook	Total
Balance December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
2025 acquisition and capitalized net expenditures	1,985	236	901	39	(1)	3,160
Balance March 31, 2025	$156,222	$10,682	$56,113	$33,105	$3,097	$259,219

MATERIAL CANADIAN GOLD PROJECTS

Springpole Gold Project, Ontario

The Springpole Gold Project, as defined in the PFS, covers an area of 41,943 hectares in northwestern Ontario, and consists of 30 patented mining claims, 282 mining claims and thirteen mining leases. Additional mining claims in the Birch-Uchi region, surrounding the Springpole Gold Project have been acquired by First Mining since 2021, bringing the total mineral tenure area held 100% by First Mining to approximately 51,200 hectares. This includes the acquisition of the Swain Post mining claims in February 2024, which were transferred to First Mining from Exiro Minerals Corp, on completion of a 3-year option agreement. In addition, First Mining owns 70% of the Swain Property, totaling another 1,656 hectares, after the completion of a 3-year option agreement with Whitefish Exploration Inc. in April 2024. The Springpole project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 44-person onsite camp, a forestry access road within 18 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Nine and Treaty Three First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario2.

During the current quarter, the most significant expenditures at the Springpole Gold Project were:

●	$614,000 for environmental data collection and assessment activities, assaying, field and technical work primarily related to the submission of the final EA at the end of 2024;
●	$589,000 for technical consultants, contractors, and salaries;
●	$370,000 for indigenous consultation and reimbursements, including spend related to signing of Process Agreements with Cat Lake and Lac Seul First Nations;
●	$338,000 for camp fuel costs, travel and other related expenditures;
●	$48,000 for exploration-related activities and technical studies; and
●	$26,000 for land tenure and advanced royalty payments.
$1,985,000

Springpole Exploration

During 2024, exploration activities at Springpole consisted of field mapping and sampling at the OMJ and Springpole East targets, and completion of a 5-hole, 2,293 m drilling program at Springpole East. The 2024 East Extension Phase 1 diamond drilling program was focused on a 150 m strike area along the southeastern edge of the current mineral resource (Figure 1). First Mining identified the East Extension target through advanced 3D target modelling, which highlighted a theorized easterly curve to the southern end of the main Portage Zone. Data supporting the updated target model includes Televiewer foliation data, geophysical data, historical drill hole data, geological mapping, as well as data from an advanced structural mapping campaign. Drilling was successful at intersecting significant widths of continuous mineralization in all holes and validated the exploration target model with further delineation of key stratigraphical units defining forward exploration opportunities. The East Extension Target remains open along strike towards the south and southeast of the main Portage Zone and has the potential to add meaningful mineralization extension or additional zones within or near the current PFS proposed open pit shell.

_______________________________

2 Source: S&P Market Intelligence database; ranking among undeveloped primary gold resources per jurisdiction.

Page 6

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Figure 1: Plan View of the East Extension Target Phase 1 Drill Program

Highlights from the East Extension Phase 1 drilling campaign include drill holes SP24-007, SP24-009, and SP24-011, all of which returned favourable gold and silver grades that are representative of the established resource grade profile. The most northerly hole of the program, SP24-011, returned two broad mineralization intervals including 0.75 g/t Au and 3.30 g/t Ag over 134.2 m, and 0.67 g/t Au and 12.79 g/t Ag over 105.4 m. The program was successful in returning significant widths of continuous mineralization in an underexplored area of the Springpole Project located within the current PFS open-pit development footprint. Results demonstrate significant upside potential to further extend mineralization with continuity and provide the opportunity to reclassify material that is currently classified as “waste” into “ore” in the proposed run of mine (“ROM”) pit design. This could potentially reduce the strip ratio and increase processed ore tonnes.

Initial drilling results from the 2024 East Extension Phase 1 diamond drilling program (hole SP24-007) were reported on November 19, 2024, with final drilling results reported on February 12, 2025. Assay highlights from the drill program are presented in Table 1.

Page 7

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Table 1:  Significant Drill Intercepts, 2024 Phase 1 Drill Program – East Extension Target, Springpole Project

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Grade (Ag g/t)
SP24-009		74.2	94.0	19.8	0.38	1.69
SP24-009		118.5	136.0	17.5	1.01	10.41
SP24-009	inc.	121.6	122.25	0.65	9.30	184.00
SP24-009		273.0	297.7	24.7	0.89	6.95
SP24-009	inc.	280.95	287.8	6.85	1.66	13.45
SP24-009		315.2	337.0	21.8	0.44	4.34
SP24-011		23.5	157.7	134.2	0.75	3.30
SP24-011	inc.	108.0	120.4	12.4	1.01	6.24
SP24-011		170.65	185.7	15.05	0.51	2.68
SP24-011		189.1	213.3	24.2	0.79	7.41
SP24-011		217.5	256.3	38.8	0.44	3.91
SP24-011		265.1	370.5	105.4	0.67	12.79
SP24-011	inc.	265.1	278.0	12.9	1.00	21.18
SP24-011	and inc.	352.2	370.5	18.3	1.12	16.33
SP24-011		411.5	416.0	4.5	1.84	60.90
SP24-011	inc.	411.5	412.2	0.7	7.22	263.00

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, assay values are uncut)

Technical Programs

First Mining continues to be engaged and readying a number of significant technical programs to further optimize the development plan for Springpole project scope supporting a Feasibility Study (“FS”) process.  These programs include FS-level metallurgical test work, geotechnical and site investigation work to support pit slope, dike and Co-Disposal Facility design, revisions to the PFS mine plan, an update to the Mineral Resource estimate, completion of a power connectivity study, exploring renewable power generation opportunities, additional environmental data collection, and predictive environmental effects modelling and studies.

Further Co-Disposal Facility (“CDF”) Optimization

The CDF concept design being advanced by WSP was presented to an Independent Geotechnical Review Board (“IGTRB”) in Q4 2023 and Q2 2024 and discussions were held in the meetings regarding the designs and recommended next steps. Following this, the concept design was updated and underwent a formal review by the IGTRB. The feedback and recommendations received in October 2024 was positive with support for the current proposed design that was presented in the final EIS/EA.

Environmental Data Collection

In February 2024, an aerial survey was conducted to locate and study the caribou previously collared, as well as a general aerial survey of the area. The wolverine study also continued, with non-invasive camera traps being deployed from February – April. Ongoing quarterly surface water and groundwater sampling programs continued, with the first surface water sampling carried out prior to ice off.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Environmental Impact Statement/Environmental Assessment (EIS/EA) Preparation

Consultation and engagement on the Final EIS/EA with Indigenous communities, municipalities, regulators and stakeholders continues following the submission of the Final EIS/EA in Q4 2024. A positive conformity determination was provided by the Impact Assessment Agency of Canada which confirmed the Final EIS/EA meets all of the requirements of the federal EIS guidelines, allowing the review of the Final EIS/EA to proceed without delay to the public and technical comment period. Throughout Q1 2025, FMG received comments from the MECP, Ministry of Northern Development, Ministry of Citizenship and Multiculturism, Ministry of Mines, Ministry of Indigenous Affairs and First Nations Economic Reconciliation, IAAC, Mishkeegogamanag Ojibway First Nation, Wabauskang First Nation, Slate Falls Nation, Cat Lake First Nation and Lac Seul First Nation. FMG continues to respond to the comments and meet with the reviewers to discuss responses when required.

Cat Lake First Nation (“CLFN”)

On September 18, 2023, the Company was informed that CLFN had passed a Band Council Resolution (“BCR”) ratifying an existing moratorium on mining and mining related activities in Cat Lake traditional territory. CLFN had declared a moratorium on mining and mining related activities by letter dated December 2022. The Province of Ontario continued to grant exploration and other permits to the Company throughout 2022 and 2023, and to date the moratorium has not impacted the Company’s ability to carry out exploration and environmental assessment activities at the Springpole site. The Company continues to provide Cat Lake opportunities to engage in Project planning and to constructively engage with other local Indigenous communities, government regulators and stakeholders on the Springpole Project.

On February 8, 2024, First Mining was granted several authorizations to permit construction of a temporary winter access road to the Springpole exploration camp. On February 21, 2024, CLFN challenged the authorizations and asked the court for an order canceling the authorizations and remitting the matter to the Ministry of Natural Resources and Forest (the “MNRF”) for reconsideration in accordance with its duty to consult and accommodate CLFN. On February 23, 2024, the court ordered an interim stay of the authorization pending judicial review, pausing the temporary winter road construction activities.  On March 20, 2024, First Mining joined CLFN and Lac Seul First Nation in signing a letter addressed to the provincial and federal governments inviting key representatives to engage towards the establishment of an agreement for a CLFN all-season community access road. On June 17, 2024, following discussions between the parties, CLFN accepted a settlement offer by MNRF. The settlement agreement has been filed with the court bringing an end to the judicial review process.

On October 31, 2024, the Company announced that it had entered into a Process Agreement with Cat Lake First Nation (“Cat Lake”) and Lac Seul First Nation (“Lac Seul”) which provides important capacity support for the implementation of a community-based Anishinaabe-Led Impact Assessment (“ALIA”). The Process Agreement represents a significant commitment for First Mining and provides the framework for First Mining, Cat Lake and Lac Seul to have procedural clarity and meaningful participation in the review of the Springpole Gold Project through the unique cultural perspective of the Anishinaabe people.

In 2025, Cat Lake and Lac Seul provided their review of the final EIS/EA as part of this process.

Key Catalysts for Springpole Project Development in 2025

First Mining completed a number of important project advancements in 2025, including:

●	Advancing geotechnical work plans for design of open pit, dykes and Co-Disposal Facility (“CDF”);
●	Continuation of engineering activities such as dyke design, CDF design, road access and transmission line design, and other site infrastructure requirements;
●	Exploration advancement focused on reviewing, integrating and interpreting the results returned from the 2024 Springpole East Extension Phase 1 drilling program, including 3D model update and definition of follow-up drill hole targets for additional resource growth potential;
●	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report.

Silver Stream with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic Silver Corp (“First Majestic”) pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”). The transaction closed on July 2, 2020, and the first two tranches totaling $17.5 million have been paid to First Mining. The final tranche of US$5 million cash was received from First Majestic on March 28, 2025.

Page 9

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

In addition, upon closing the transaction on July 2, 2020, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement.  Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years (subsequently re-priced to $0.37 in accordance with the terms of the Silver Purchase Agreement). In the event the Company were to default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

On March 14, 2025, the Company and First Majestic agreed to amend the terms of Tranche 3 payable by First Majestic to the Company, pursuant to the Silver Purchase Agreement, to a US$5 million cash payment, which was paid to the Company on March 28, 2025. As part of the amendment, the Company extended the expiry dates of 32,050,228 outstanding common share purchase warrants (the “Warrants”) issued to First Majestic on July 2, 2020, and subsequently adjusted on July 2, 2021. Each Warrant has an exercise price of $0.374 per share and an expiry date of July 2, 2025. The Company extended the expiry date of the Warrants to March 31, 2028, and revised the exercise price to $0.20 per share. Pursuant to the terms of the amended Warrants, the Company may accelerate the expiry date of the Warrants if the closing price of the Company’s common shares on the TSX equals or exceeds $0.30 for 45 consecutive trading days, to a date that is 30 days following the dissemination of a news release announcing the acceleration. All other terms of the Warrants remain unchanged.

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to an annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole. The proceeds received by First Mining have been used to advance the Springpole Gold Project through the FS process and will also be used to advance the project through the federal and provincial EA processes.

Birch-Uchi Gold Project, Ontario (Regional exploration acquisitions)

With its Birch-Uchi Gold Project, First Mining consolidated a 74,000 ha mineral tenure through acquisitions and option agreements (see Figure 1) surrounding its Springpole Project to advance regional scale exploration opportunities. The Birch-Uchi Greenstone Belt presents an encouraging opportunity for discovery.

Prospective targets in this mineral tenure include the past-producing high-grade Sol d’Or mine, the Swain property, the Vixen North property - located nearby the past-producing Argosy mine, which produced approximately 100,000 oz. at 11.4 g/t Au - and the Birch property, which includes the HGI prospect where historical drilling has intersected gold grades up to 245 g/t.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Figure 1: First Mining’s Land Tenure within the Birch-Uchi Greenstone Belt

Since 2021, First Mining has been actively conducting regional-scale exploration programs in the Birch-Uchi Greenstone Belt. The focus has been on regional screening and prospecting in underexplored areas with lesser data resolution. Efforts have been directed toward completing exploration dataset coverage and advancing on both historical and newly identified prospective zones. The company continues to advance new discoveries, enhance discovery potential and systematically build a robust pipeline of favourable exploration targets.

From 2021 to 2024, First Mining’s exploration teams have collected 1,684 soil geochemical samples, 1,814 rock grab samples, and 88 channel samples during mapping and prospecting campaigns. Four regional targets have been drill tested and a 3,843 line km airborne geophysical survey was completed. The completion of this work has supported the development of a comprehensive target catalogue comprising over 80 identified targets. Ongoing efforts are focused on refining and prioritizing the most promising targets for detailed follow-up and advancement programs.

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Highlights of these work programs included the discovery in 2023 of a new high-grade gold occurrence at the Challenger Target, located 12 km southwest of the First Mining’s flagship Springpole Gold Project. Initial grab sampling at Challenger identified two new mineralized occurrences approximately 60 m apart, with samples returning gold values including 25.60 g/t Au, 7.10 g/t Au and 4.42 g/t Au.  A 2024 follow-up field mapping program yielded four new gold occurrences, including visible gold in grab and channel samples, proximal to the original 2023 discovery area. Channel sample assay highlights of 6.53 g/t Au over 3 m (including 57.8 g/t Au over 0.3 m) and grab sample assay highlights of up to 26.6 g/t Au, 20.3 g/t Au, and 7.73 g/t Au. The Challenger target area is one of several high priority exploration targets for the Company, with follow-up work programs currently in the planning stage.

In April 2024, the Company completed its 3-year option agreement with Whitefish Exploration Inc. on the Swain Lake property, and 70% ownership of the property, which comprises 82 mining claims over an area of 1,656 hectares, was transferred to First Mining.

On June 14, 2024, the Company completed a non-brokered private placement, pursuant to which, the Company raised gross proceeds of $6,950,000. Cumulative to March 31, 2025, $3.5 million of these proceeds were designated towards continued development of the Birch-Uchi Gold Project.  As of March 31, 2025, the Company had $0.76 million of unspent expenditure commitments remaining related to this project.

During the current quarter, the most significant expenditures at the Birch-Uchi Gold Project were:

●	$180,000 for salary and share-based payments;
●	$56,000 for environmental, assaying, field supplies and other expenditures
$236,000

Future Work Plans

Building on completed field programs, the First Mining exploration team is actively integrating data for regional consolidation, analysis, and target refinement. In 2025, the focus will be on further characterizing select targets across key prospective areas and furthering additional dataset coverage to support the refinement, development and testing of drill targets. This work will continue throughout the year.

Duparquet Gold Project, Quebec

Property Description

The Duparquet Gold Project, as defined in the 2023 PEA, consists of seven contiguous mineral exploration properties: Beattie, Donchester, Central Duparquet, Dumico, Porcupine East, Pitt Gold, and Duquesne (see Figure 2), as well as the tailings from the former Beattie mine. The Project is located in the Abitibi region of the Province of Quebec, approximately 50 km north of the city of Rouyn-Noranda. The Duparquet Gold Project site has infrastructure which includes paved, provincial highways from Rouyn-Noranda to the south and La Sarre to the north – both mining communities that can provide mining services and skilled labour to explore and develop a mine. The Project site is also proximal to Quebec’s hydroelectric power grid.

The Duparquet Gold Project comprises 199 map-designated claims totaling 5,804 hectares. The tenure spans across 19 km strike length of favourable gold hosting stratigraphy along the Destor-Porcupine Fault Zone.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Figure 2: Map of the Duparquet Gold Project showing Subdivisions of the Claim Blocks

2023 Preliminary Economic Assessment, Duparquet Gold Project

On September 7, 2023, First Mining announced results of a positive PEA at the Duparquet Gold Project. A NI-43-101 technical report for the PEA was filed on October 20, 2023. The PEA results support a 15,000 tonnes per day open pit and underground mining operation over an 11-year mine life.  The economics of the PEA only consider the Duparquet gold deposit located on the Beattie, Donchester, Central Duparquet and Dumico claim blocks and do not include the mineral resources defined at the Pitt Gold and Duquesne deposits (see Mineral Resource Estimate section). For further details on the Duparquet PEA see the technical report entitled “NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada” dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining’s SEDAR+ profile at www.sedarplus.ca.

PEA Highlights

●	C$1.07 billion pre-tax NPV5% and C$588 million after-tax NPV5% at US$1,800/oz gold (“Au”);
●	24.9% pre-tax IRR; 18.0% after-tax IRR at US$1,800/oz Au;
●	Annual Life-of-Mine (“LOM”) recovered gold production of 233 koz;
●	Total LOM recovered gold of 2.6 Moz over an 11-year mine life;
●	Pre-tax payback of 3.8 years; after-tax payback of 4.8 years;
●	Initial capital costs estimated at C$706 million; sustaining and underground development capital costs estimated at C$738 million; and
●	Average annual LOM Total Cash Cost of US$751/oz(1); average annual LOM All-In Sustaining Costs (“AISC”) of US$976/oz(2).

(1) Total Cash Costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties.

(2) AISC includes total cash costs plus sustaining capital, development capital and closure costs.

The reader is advised that the PEA is preliminary in nature and is intended to provide only an initial, high-level review of the Project potential and design options. The PEA mine plan and economic model include numerous assumptions and the use of Inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and to be used in an economic analysis except as allowed for in PEA studies. There is no guarantee that Inferred resources can be converted to Indicated or Measured resources, and as such, there is no certainty that the PEA or Project economics described herein will be realized or achieved.

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Economic Sensitivities

The Project economics and cash flows are highly sensitive to changes in the price of gold, as detailed in Table 2.

Table 2: PEA Sensitivity to Gold Price, Operating Costs and Capital Costs

Sensitivity to Gold Price

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000	$2,200
Pre-Tax NPV5%	C$168 million	C$621 million	C$1.07 billion	C$1.53 billion	C$1.98 billion
Pre-Tax IRR	8.5%	17.1%	24.9%	32.0%	38.6%
After-Tax NPV5%	C$20 million	C$310 million	C$588 million	C$859 million	C$1.12 billion
After-Tax IRR	5.5%	12.1%	18.0%	23.2%	28.0%

Sensitivity to Initial Capital Costs

Initial Capital Costs	+20%	+10%	C$706 million	-10%	-20%
Pre-Tax NPV5%	C$814 million	C$949 million	C$1.07 billion	C$1.18 billion	C$1.28 billion
Pre-Tax IRR	16.7%	20.4%	24.9%	30.5%	37.8%
After-Tax NPV5%	C$413 million	C$503 million	C$588 million	C$661 million	C$723 million
After-Tax IRR	12.0%	14.7%	18.0%	21.9%	26.9%

Sensitivity to Operating Costs

Operating Costs	+20%	+10%	C$2.2 billion	-10%	-20%
Pre-Tax NPV5%	C$761 million	C$917 million	C$1.07 billion	C$1.23 billion	C$1.39 billion
Pre-Tax IRR	19.5%	22.2%	24.9%	27.4%	29.9%
After-Tax NPV5%	$398 million	$494 million	C$588 million	$680 million	$771 million
After-Tax IRR	14.0%	16.0%	18.0%	19.9%	21.7%

Mineral Resource Estimate

In September 2022, the Mineral Resource Estimate (“MRE”) for the Duparquet deposit was updated by InnovExplo Inc. in accordance with NI 43-101 (See news release of September 12, 2022 for details). The Duparquet deposit MRE contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 1.6 million ounces of gold in the Inferred category, grading 1.36 g/t Au (see Table 3).

In August 2023, new Mineral Resource Estimates were completed on First Mining’s 100% owned Pitt Gold and Duquesne deposits and have added 1.0 million ounces of gold grading 2.32 g/t Au in the Inferred category (see Table 4), which now form part of the larger consolidated Duparquet Gold Project.

Following the updated Mineral Resource Estimates at Pitt Gold and Duquesne, the consolidated Duparquet Project now contains 3.44 million ounces of gold in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces of gold in the Inferred category, grading 1.62 g/t Au (see Table 5).

Table 3: Duparquet Deposit Mineral Resource Estimate (Effective September 12, 2022)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Table 4: Pitt Gold and Duquesne Deposits Mineral Resource Estimate (Effective August 31, 2023) – not included in the PEA

Area (mining method)	Cut-off (g/t)	Pitt Gold Inferred Resource			Duquesne Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.50	-	-	-	6,300,000	1.56	316,000
UG Mining	1.75	2,120,000	2.75	187,200	5,030,000	3.10	501,400
Total		2,120,000	2.75	187,200	11,330,000	2.24	817,400

Table 5: Duparquet Gold Project Consolidated Mineral Resource Estimate (Effective August 31, 2023)

Area (mining method)	Cut-off (g/t)	Measured Resource			Indicated Resource			Inferred Resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	34,633,000	1.16	1,286,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	16,189,000	2.60	1,354,100
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	50,822,000	1.62	2,640,500

Notes to accompany the Duparquet Deposit Mineral Resource Estimate:

a)

The independent and qualified persons for the Mineral Resource estimate, as defined by NI 43 101, are Marina Lund, P.Geo., Carl Pelletier, P.Geo. and Simon Boudreau, P.Eng. from InnovExplo Inc., and Guy Comeau, P.Eng. from Soutex Inc. The effective date of the estimate is Sept. 12, 2022.

b)

Mineral Resources are not Mineral Reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. The Mineral Resource estimate follows current CIM Definition Standards.

c)	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
d)

In-pit and underground estimates encompass sixty (60) mineralized domains and one dilution envelope using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.

e)

In-pit and underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.

f)

In-pit and underground: The estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. Grade interpolation was obtained by ID2 using hard boundaries. Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.

g)

In-pit and underground: A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.

h)

In-pit and underground: The Mineral Resource estimate is classified as Measured, Indicated and Inferred. The Measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated Mineral Resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred Mineral Resources. Blocks interpolated in the envelope were all classified as Inferred Mineral Resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid).

i)

In-pit and underground: The Mineral Resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit Mineral Resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.90 to 17.00; G&A = CA$8.75; refining and selling costs = CA$5.00; gold price = US$1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).

j)	The number of metric tons and ounces was rounded to the nearest hundred, following the recommendations in NI 43-101. Any discrepancies in the totals are due to rounding.
k)

The authors are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported in the Technical Report, that could materially affect the Mineral Resource estimate.

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Notes to accompany the Pitt and Duquesne Mineral Resource Estimates:

●	The independent qualified persons for the Pitt Gold and Duquesne mineral resource estimates, as defined by NI 43 101, are Olivier Vadnais-Leblanc, P.Geo., Carl Pelletier, P.Geo., and Simon Boudreau, P.Eng. from InnovExplo. The effective date of the estimate is August 31, 2023.
●	These mineral resources are not mineral reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred mineral resources as Indicated or Measured mineral resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category. The mineral resource estimate follows current CIM Definition Standards.
●	The results are presented in situ and undiluted and have reasonable prospects of eventual economical extraction.
●	Pitt Gold: Underground: High-grade capping of 20 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
●	Duquesne: In-pit and Underground: High-grade capping of 55 g/t Au. High-grade capping supported by statistical analysis was done on composited assays.
●	A density value of 2.7 g/cm3 was used for the mineralized domains and the envelope.
●	The mineral resource estimates are classified as Inferred due to a lack of confidence in certain drill hole collar and underground development locations.
●	The Mineral Resource Estimates for Duquesne and Pitt Gold were prepared using 3D block modelling and the inverse distance squared (“ID2”) interpolation method.
●	The mineral resources are categorized as Inferred based on drill spacing, as well as geological and grade continuity. A maximum distance to the closest composite of 75 m for Inferred in all zones for Duquesne of 210 m for Inferred in all zones for Pitt Gold.

Exploration Program

First Mining has been actively advancing exploration at the Duparquet Gold Project since 2023. The maiden diamond drilling program, completed in 2023, totaled 6,963 m in 17 holes, with results supporting the delineation of several significant discoveries and follow-up targets. Drilling continued through 2024, with an additional 31 holes and over 12,420 m drilled, with results further advancing resource extension opportunities, and discovery of new zones. Mapping campaigns were conducted in 2023 and 2024, targeting both brownfield and regional, greenfield opportunities. In 2024, a high-resolution airborne geophysical and LiDAR survey was completed, along with a property wide 3D geological model update, generating a comprehensive, high-resolution dataset to support exploration programs and target development across the entire mineral tenure.

Highlights from the last three phases of drilling programs include the unlocking of new discovery zones at Miroir, Aiguille (2024) and Buzz (2023), successfully demonstrating resource extensional targets along strike and at depth (Valentre, North Zone, DCD and East Extension), as well as delineating higher-grade zones within key mineralization areas (CDHG, Valentre and North Zone). In addition, new favourable host lithologies and structures have been identified, with significant results returned within mafic volcanic units to the north of the main resource at the North Zone and Miroir targets, and similarly from the south at the Buzz and Aiguille targets, which are hosted in brecciated units in contact with sediments.

Results from the recent expansion drilling at Valentre, including the two new discovery gold zones at Miroir and Aiguille, were reported on Jan 20, 2025.  Assay results from Miroir, located north of the Valentre target, returned 3.12 g/t Au over 19.35 m, including 5.47 g/t Au over 9.6 m. Assay results from Aiguille, located south of the Valentre target, included 8.99 g/t Au over 3.1 m. In total, 142 unique mineralized intercepts (>0.4 g/t Au over 3m) have been encountered in 16 drill holes within the Valentre expansion area, including these new discoveries at Miroir and Aiguille. These new drill results support a strong continuity in mineralization within the Central Duparquet, Valentre and Dumico (“CVD”) area, while highlighting an affinity for additional discovery zones with increasing exploration at the Duparquet Project.

On June 14, 2024, the Company completed a non-brokered private placement, pursuant to which, the Company raised gross proceeds of $6,950,000. Cumulative to March 31, 2025, $3.35 million of these proceeds were designated towards the continued development of the Duparquet Gold Project. As of March 31, 2025, the Company had $2.5 million of unspent expenditure commitments remaining related to this project.

During the current quarter, the most significant expenditures at the Duparquet Gold Project were:

●	$399,000 for salary and share based payments;
●	$290,000 for exploration, drilling and exploration technical related activities;
●	$147,000 for environmental, assaying, and field supplies;
●	$46,000 for land taxes;
●	$19,000 for travel, fuel and other expenditures.
●	$901,000

Page 16

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Environmental and Permitting

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy issues as part of the redevelopment of the property.  On February 15, 2023, the Company’s wholly-owned subsidiary received a Notice of Non-Compliance from the Ministry of the Environment, the Fight Against Climate Change, Wildlife and Parks (“MELCCFP”) in Quebec regarding historical storage of mine byproduct material on the Duparquet property. Since acquiring the Duparquet Project, the Company has been proactively working with MELCCFP in respect of this historical environmental issue and on March 31, 2023, the Company’s wholly-owned subsidiary Eldorado Gold Mines filed an initial management plan with MELCCFP. The Company subsequently filed a response to comments made by the MELCCFP on the groundwater monitoring plan for historical tailings on June 30, 2023. Positive discussions with the MELCCFP are ongoing and a permit application was submitted in Q1 2025 to allow for the removal of the historical mine byproduct material and secure storage on a proposed new storage pad at the future processing plant location. Construction of the storage pad is anticipated to occur in H2 2025 in preparation for material storage in 2026.  The Company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities.

Effective May 6, 2024, the Quebec Ministry implemented an amendment to the Mining Regulations which introduced a new authorization process aimed at “impact causing exploration work”. This requires a mining company that wishes to carry out any of this type of work to submit an application for an authorization for impact-causing exploration work (or “ATI”) to the Ministère des Ressources naturelles et des Forêts.

MDD has applied for and were granted three (3) ATI’s related to exploration drilling throughout 2024, allowing exploration drilling activities to continue over the next two years across key exploration target zones. In addition to this, MDD is actively reviewing its exploration permitting requirements across the property and will be evaluating the needs for additional permitting on a continuous basis.

Future Work Plans

First Mining aims to complete an approximate 18,000 m of exploration drilling this year at the Duparquet Gold project, focusing on advancing priority targets that are aligned to resource growth potential which will further unlock an important regional gold endowment supportive of future development optionality.  The 2025 program will be the largest exploration drill program undertaken by the Company since acquiring full ownership of the Project in 2022.

In early March 2025, First Mining commenced its exploration program at Duparquet with the Phase 3B winter program, consisting of one drill rig targeting the recent discovery zone, Miroir, and following up on further extensional opportunities at the Central Duparquet-Valentre-Dumico (“CVD”) target area.  The Company is bringing on a second drill rig in Q2 2025, which will be the start of the Phase 4 program, and will be focused on further advancing select priority targets (North Zone, Buzz, Miroir, Aiguille, and South Zone), for resource growth potential and   regional target discovery opportunities.

Other Projects

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 square kilometre (53,000 ha) mineral tenure package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

The project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Further details are available in the NI-43-101 Technical Report entitled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” dated January 17, 2017, which is available under the Company’s SEDAR+ profile at www.sedarplus.ca.

During the three months ended March 31, 2025, overall spend at the Cameron project was approximately $39,000, of which 69% is attributable to salaries.

Page 17

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Pickle Crow Gold Project, Ontario (30% Project Interest)

First Mining owns a 30% interest in PC Gold, the joint venture company that owns the Pickle Crow Project.  First Mining’s joint venture partner FireFly Metals (“Firefly”) owns the remaining 70% of PC Gold, and is the current operator of the Pickle Crow Project.

The Pickle Crow Project hosts an Inferred Mineral Resource of 9.4 Mt grading 4.1 g/t Au and containing 1,230,500 oz Au.  The technical report in support of these resources, entitled “An Updated Mineral Resource Estimate for the Pickle Crow Property, Patricia Mining Division, Northwestern Ontario, Canada” and dated June 15, 2018, was prepared for us by Micon International Limited in accordance with NI 43-101, and is available under our SEDAR+ profile at www.sedarplus.ca.

Hope Brook Gold Project, Newfoundland (20% Project Interest)

First Mining owns a 20% interest in the Hope Brook Gold Project.  First Mining’s joint venture partner is Big Ridge Gold Corp. (“Big Ridge”) who owns the remaining 80% of the Hope Brook Project and is the current operator.

The Hope Brook Gold Project is located 85 km east of Port aux Basques, Newfoundland. The property tenure was reconfigured in 2023, and again in 2024, and now covers an area of 5,925 ha over ten mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone.

The Hope Brook Gold Project hosts an Indicated Mineral Resource of 16.2 Mt grading 2.32 g/t Au and containing 1,206,000 oz Au and an Inferred Mineral Resource of 2.2 Mt grading 3.24 g/t Au and containing 231,000 oz Au.  The technical report entitled “Technical Report on the Mineral Resource Estimate Update for the Hope Brook Gold Project, Newfoundland and Labrador, Canada” and dated April 6, 2023 with an effective date of January 17, 2023, was prepared for Big Ridge Gold Corp. by SGS Geological Services in accordance with NI 43-101, and is available under Big Ridge’s SEDAR+ profile at www.sedarplus.ca.

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into an earn-in agreement (the “Big Ridge Earn-In Agreement”) with Big Ridge Gold Corp. pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook. A summary of the transaction is set out in the table below and additional detail related to the earn-in arrangement is included in the Company’s news release dated April 6, 2021.

On March 21, 2024, the Company amended the Earn-In Agreement between the Company and Big Ridge Gold Corp. As part of the terms of the amending agreement, the Company granted Big Ridge the exclusive right and option to increase its undivided interest in and to the property from 51% to 80% in exchange for 10,000,000 Big Ridge Shares, effectively exercising Stage 2 of the amended Earn-In agreement. In addition, the Company sold a total of 36,500,000 Big Ridge shares for $0.05 a share, resulting in gross proceeds of $1,825,000 received prior to March 31, 2024.  The Company valued the retained project interest based on the estimated fair value of the transfer of interest in the property in accordance with the earn-in agreement, resulting in an impairment loss of $11,955,000 during the period ended March 31, 2024.  All requirements for Stage 1 and Stage 2 Earn-in have been met. After completion of the Stage 2 Earn-In, First Mining holds a 20% interest in Hope Brook which will be free carried until the completion of a Feasibility Study by Big Ridge.

Hope Brook Gold Project Earn-in Summary
Upfront Consideration (Complete)
(1) $500,000 cash upon closing
(2) 11.5 million shares of Big Ridge upon closing
Stage 1 Earn-in (51% earn-in over 3-year period) (Complete)
● $10,000,000 in project exploration spend
● 15 million shares of Big Ridge
● 1.5% NSR royalty (0.5% buyback for $2.0M) – sold in Jan/23
Stage 2 Amended Earn-in (additional 29% earn-in over 2 years) (Complete)
Up to 10 million shares of Big Ridge to a maximum of 19.9% ownership of Big Ridge
Additional Terms:
● JV to be created upon completion of Stage 1
● First Mining free carried to a feasibility study
● $2M cash payment upon commercial production

Page 18

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

SELECT QUARTERLY FINANCIAL INFORMATION

	2025-Q1	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2023-Q4	2023-Q3	2023-Q2
Net income (loss)	(19,087)	19,139	(5,589)	(10,564)	(18,300)	(8,038)	624	(1,149)
Impairment of non-current assets	-	-	-	-	(11,955)	-	(1,545)	-
Total cash used in operating activities	(1,817)	(1,289)	(218)	(409)	(2,036)	(798)	(1,094)	(3,364)
Basic and diluted net income (loss) per share (in dollars)	(0.02)	0.02	0.01	(0.01)	(0.02)	(0.01)	-	-
	2025-Q1	2024-Q4	2024-Q3	2024-Q2	2024-Q1	2023-Q4	2023-Q3	2023-Q2
Cash and cash equivalents	10,102	11,351	10,368	10,368	7,732	12,211	1,949	5,234
Short-term investments	-	-	-	-	-	-	4,798	4,634
Marketable securities	1,630	2,388	2,845	2,845	106	263	30	2,290
Working capital (deficit) (1)	3,499	744	1,943	1,943	(1,687)	2,162	(3,049)	1,789
Mineral properties	259,219	256,059	240,964	240,964	235,830	244,234	239,500	234,737
Investment in NexGold Mining Corp. (2)	-	-	-	-	3,034	3,269	3,302	5,115
Investment in PC Gold Inc.	21,525	21,527	21,527	21,527	21,527	21,527	21,528	21,572
Investment in Big Ridge Gold Corp.	-	-	-	-	-	1,406	1,479	2,068
Total assets	295,446	294,852	271,528	278,899	271,528	289,067	276,098	279,277
Total non-nurrent liabilities	59,113	36,095	40,508	51,094	40,508	36,486	29,473	33,354

(1)	These are non-IFRS measures with no standardized meaning under IFRS Accounting Standards. Refer to the section in this MD&A titled “Non-IFRS Measures” and “Trends in Liquidity, Working Capital, and Capital Resources”.
(2)	During Q2 2024, the Company reclassified its equity investment in NexGold Mining Corp to marketable securities as a partial disposition of its interest to strengthen its liquidity position.

Key trends in the quarterly results are as follows:

Net loss – The current period net loss is primarily driven by the $17.2 million fair value loss attributed to the Company’s Silver Stream liability, whereas the prior year net loss is primarily comprised of an impairment of Hope Brook Project of $12.0 million in Q1 2024.

Cash and cash equivalents – The decrease in cash and cash equivalents held at March 31, 2025 compared to December 31, 2024 was primarily due to cash used in operating activities and at the Company’s mineral projects, particularly at Springpole and Duparquet. This was offset by the receipt of US$5 million from First Majestic.

Total assets – The increase in total assets held at March 31, 2025, was mainly due to the receipt of the final tranche of US$5 million from First Majestic on March 28, 2025 offset by cash used to paydown accounts payable.

Non-current liabilities – Changes predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS Accounting Standards, including IAS 34. The data was extracted from the financial statements.

Page 19

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Q1 2025 compared to Q1 2024

For the first quarter ended March 31, 2025, net loss increased by $0.8 million compared to the prior year comparable period. The most significant components of this overall change are explained by the following:

Income Statement Category	Three months ended March 31,
(in $000s)	2025	2024	Variance	Explanation
Loss from operational activities
General and administration	1,128	1,255	(127)	Due to lower corporate payroll allocations, somewhat offset by higher insurance and consulting costs
Exploration and evaluation	210	221	(11)	Immaterial change
Investor relations and marketing communications	422	384	38	Immaterial change
Corporate development and due diligence	236	274	(38)	Immaterial change
Impairment of non-current assets	-	11,955	(11,955)	Hope Brook Impairment in Q1 2024
Loss from operational activities	1,996	14,089	(12,093)
Other items
Interest and other income	(30)	(257)	227	Variance primarily due to Moly sale in Q1 2024
Investments fair value gain	(33)	-	(33)	Immaterial change
Foreign exchange gain	(6)	(76)	70	Immaterial change
Other expenses	25	194	(169)	Immaterial change
Fair value loss on Silver Stream liability	17,246	3,901	13,345

Primarily due to the advanced payment of US$5M received, and revaluation as a result of a 30% increase in market volatility, 42% increase in forward curve and a 27% increase in the silver spot price compared to Q1 2024

Deferred income tax recovery	(113)	(167)	54	Due to amortization of flow through share liability driven by incurring eligible expenditures
Equity gain (loss) of equity accounted investments	2	616	(614)	Equity loss for investments held in Treasury Metals, Big Ridge and PC Gold in Q1 2024 vs immaterial loss on PC Gold in Q1 2025.
Net loss for the period	19,087	18,300	787
Other comprehensive loss
Fair value loss on Investments	(68)	(157)	89	Primarily due to mark-to-mark adjustments on marketable securities
Net loss and comprehensive loss	19,155	18,457	(698)

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Three months ended March 31,
	2025	2024
CASH PROVIDED BY (USED IN)
Operating activities	$(1,817)	$(2,036)
Investing activities	(6,489)	(2,488)
Financing activities	7,141	(33)
Foreign exchange effect on cash	(84)	78
CHANGE IN CASH AND CASH EQUIVALENTS	(1,249)	(4,479)
Working Capital (1)	3,499	(1,687)
Cash and cash equivalents, beginning	11,351	12,211
Cash and cash equivalents, ending	$10,102	$7,732

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. For further information, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital” and “Trends in Liquidity, Working Capital, and Capital Resources".

Page 20

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Key reasons for variances over the prior year comparable period include:

●	Cash used in operating activities was relatively consistent over the prior year.
●	Cash flows related to investing activities during the current period were primarily impacted by the mineral property expenditures, whereas the prior year cash flows were impacted by mineral property expenditures, partially offset by proceeds from the sale of marketable securities.
●	Working capital is higher at the end of the current period primarily due to the lower accounts payable balance.

Trends in Liquidity, Working Capital, and Capital Resources

The Company’s financial statements were prepared on a going concern basis, which assumes that the Company will continue its operations for at least twelve months from the current reporting period and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

As of March 31, 2025, the Company had cash and cash equivalents of $10,102,000 (December 31, 2024 - $11,351,000), working capital of $3,499,000 (December 31, 2024 - $774,000), which is calculated as current assets less current liabilities, and an accumulated deficit of $199,982,000 (December 31, 2024 - $180,895,000).  The Company had a working capital balance of $7,473,000 excluding the 10% Option on PC Gold with Firefly from current liabilities (December 31, 2024 - $4,718,000). For the three months ended March 31, 2025, the Company had a net loss of $19,087,000 (2024 - $18,300,000) primarily due to the impairment on non-current assets and change in fair value of Silver Stream.

The Company has historically financed its activities through equity raises, sales of investments and marketable securities and the sale of its non-core royalty portfolio. In addition to a reduction in spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital through the issuance of new shares until it can generate positive cash flow from operations to finance its exploration and development programs. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and liquidate its marketable securities.  There can be no assurance that the Company will be able to continue to secure additional financing in the future on terms that are favourable. This gives rise to a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not give effect to any adjustments to the carrying values of the assets and liabilities, the reported expenses, and the statements of financial position classifications used that would be necessary should the Company be unable to continue as going concern. Such adjustments could be material.

OUTLOOK

We remain focused on advancing the Company’s strategic objectives towards near-term milestones, which include:

•	Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement, with a focus on addressing all technical questions on the Final EIS/EA report in 2025 and working with local and Indigenous communities.
•	Advancing exploration, environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring, bunker construction for environmental remediation, geological data compilation and targeting, commencement of the 2025 drill program.
•	Progressing some key Feasibility Study areas at Springpole, such as geotechnical optimization, further process optimization, and power connection studies, as well as advancing Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.
•	Striving to achieve a strong balance sheet and improving cash position to fund investing activities.

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition, net of transaction costs in some cases. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024, filed on SEDAR+ at www.sedarplus.ca. Risks related to financial instruments are discussed under Risks and Uncertainties.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments.  The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.  We do not acquire or issue derivative financial instruments for trading or speculative purposes.  All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, Company’s Directors and Officers.

Key management of the Company includes the members of the Board of Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the periods ended March 31, 2025 and 2024 is as follows:

Service or Item	Three months ended March 31,
(in $000s)	2025	2024
Directors’ fees	$75	$74
Salaries and consultants’ fees	602	476
Share-based payments (non-cash)	567	308
Total	$1,244	$858

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s financial liabilities based on the undiscounted contractual cash flows as at March 31, 2025 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$1,976	$1,976	$1,976	$-	$-	$-
Other liabilities	486	500	500	-	-	-
Lease liability	212	247	75	172	-	-
Total	$2,674	$2,723	$2,551	$172	$-	$-

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

Page 22

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

The Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation of the working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS Accounting Standards. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards.

MATERIAL ACCOUNTING POLICIES

The Company’s material accounting policies are in accordance with IFRS Accounting Standards and are disclosed in financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these estimates.

Estimation uncertainties are described in the Company’s financial statements.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s financial statements, the Company used the same accounting policies and methods of computation as in the Company’s annual consolidated financial statements for the year ended December 31, 2024. The following section discusses significant accounting policy judgments which have been made in connection with the financial statements for the three months ended March 31, 2025:

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditure made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Impairment of Investment in Associates

With respect to its investments in PC Gold, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

Page 23

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

NEW ACCOUNTING STANDARDS ISSUED

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 – Non-current Liabilities and Covenants, and determined they do not have a material impact on the Company in the current reporting period. In addition, the following standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements:

•	Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026;
•	IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.

No standards have been early adopted in the current period.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2024 under the heading “Risks that can affect our business”, which is available under our SEDAR+ profile at www.sedarplus.ca, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

If the fair value of our investments in equity instruments designated as fair value through other comprehensive income (FVTOCI) had been 10% higher or lower as at March 31, 2025, other comprehensive loss for the three months ended March 31, 2025 would have decreased or increased, respectively, by $163,000 (2024 - $239,000).

Page 24

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at March 31, 2025, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

(in $000s)	March 31, 2025
Cash, cash equivalents	$8,773
Net exposure	$8,773
Effect of +/- 10% change in currency	$877

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instruments impacted by commodity prices are the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Firefly Metals Ltd completing its additional 10% equity interest in PC Gold and reducing First Mining’s ownership to 20%. The Company’s net loss sensitivity changes in commodity price risk would have increased or decreased by approximately $5,753,000 if the commodity price had been 10% higher or lower as at March 31, 2025.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, short-term investments and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents and short-term investments to be immaterial as cash and cash equivalents and short-term investments are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at March 31, 2025, based on the undiscounted contractual cash flows. As at March 31, 2025, the Company had cash and cash equivalents of $10,102,000 (December 31, 2024 - $11,351,000) (please refer to the section in this MD&A titled “Trends in Liquidity, Working Capital, and Capital Resources”).

Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to try to ensure that there is sufficient capital on hand to meet ongoing obligations.

Page 25

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company’s business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2024 filed with Canadian securities regulatory authorities at www.sedarplus.ca, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedarplus.ca and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s mineral projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issuance by the Board, the Company had 1,080,941,877 common shares issued and outstanding; 141,686,740 warrants outstanding; 73,767,500 options outstanding; 16,359,275 restricted share units outstanding; 14,066,000 performance share units; and 1,909,000 deferred share units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2025, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board. The Company’s internal control is effective. The Company’s internal control over financial reporting includes policies and procedures that:

●	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
●	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS Accounting Standards;
●	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. There have been no significant changes in our internal controls during the three months ended March 31, 2025 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Presented in Canadian dollars, unless otherwise indicated)	For the three months ended March 31, 2025

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of March 31, 2025. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2025 by continuing exploration programs and project derisking coupled with mining scenario optimization studies; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental; statements regarding the completion of a FS for the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2025 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company’s working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, Final EIS/EA approval for the Springpole Gold Project and the expected timing of such Final EIS/EA approval; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Firefly Metals Ltd Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Big Ridge Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding achieving a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company’s internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s third annual ESG report that was published in June 2024.

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There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2024 and other continuous disclosure documents filed from time to time via SEDAR+ with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The technical information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the United States securities laws applicable to U.S. companies.  Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards. Technical disclosure contained in this MD&A has been prepared in accordance with the requirements of United States securities laws as it allows for MJDS filers to use Canadian requirements and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.